Aflac Incorporated 2014 Form 10-K
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

(In thousands)	2014	2013	2012	2011	2010
Fixed charges:
Interest expense(1)	$317,428	$292,637	$261,405	$195,536	$149,056
Interest on investment-type contracts	57,363	54,839	57,679	50,075	40,412
Rental expense deemed interest	629	693	892	1,028	946
Total fixed charges	$375,420	$348,169	$319,976	$246,639	$190,414
Earnings before income tax(1)	$4,490,604	$4,815,619	$4,302,108	$2,950,452	$3,560,097
Add back:
Total fixed charges	375,420	348,169	319,976	246,639	190,414
Total earnings before income tax and fixed charges	$4,866,024	$5,163,788	$4,622,084	$3,197,091	$3,750,511
Ratio of earnings to fixed charges	13.0x	14.8x	14.4x	13.0x	19.7x
(1)Excludes interest expense on income tax liabilities
Amounts prior to 2012 have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.